Exhibit 99.5

CORPORATE GOVERNANCE REPORT
Quarter ending on:31st March, 2006

Particulars	Clause of Listing agreement	Compliance Status Yes/No	Remarks
I. Board of Directors	491
(A) Composition of Board	49 (IA)	No
Presently, the Board of MTNL consists of 4 Functional Directors (including CMD) 2 Govt. Directors and 1 Independent Director. Additional Independent Directors are to be appointed by the Administrative Ministry i.e. DOT, G.O.I. MTNL being a Govt. of India Enterprise, the power to appoint a director including Independent Director rests with the Govt of India and we are following up regularly with them for expediting the appointment of additional independent directors so as to fully comply with the Listing Agreement requirements.

(B) Non-executive Directors’ compensation & disclosures	49 (IB)	Yes
(C) Other provisions as to Board and Committees	49 (IC)	Yes
(D) Code of Conduct	49 (ID)	Yes
II. Audit Committee	49 (II)
(A) Qualified & Independent Audit Committee	49 (IIA)	Yes
Audit Committee already reconstituted with one independent director as Chairman and two Govt. directors as members. (This is not strictly as per clause 49(II)(A) because in MTNL we have only one independent director). All the directors in MTNL are appointed by the Govt. of India and we have been reminding regularly to the Govt. to expedite appointment of additional independent directors.

(B) Meeting of Audit Committee	49 (IIB)	Yes	Audit Committee meetings attended by one independent director w.e.f. his appointment due to reasons mentioned above.
(C) Powers of Audit Committee	49 (IIC)	Yes
(D) Role of Audit Committee	49 II(D)	Yes
(E) Review of Information by Audit Committee	49 (IIE)	Yes
III. Subsidiary Companies	49 (III)	N.A.	MTNL is not having any material non-listed Indian Subsidiary Company.
IV. Disclosures	49 (IV)
(A) Basis of related party transactions	49 (IV A)	Yes
(B) Disclosure of Accounting Treatment	49 (IV B)	Yes
(C) Board Disclosures	49 (IV C)	No	Procedure for risk assessment and minimization is under preparation.
(D) Proceeds from public issues, rights issues, preferential issues etc.	49 (IV D)	N.A.
(E) Remuneration of Directors	49 (IV E)	Yes	Requisite information would be disclosed in the Annual Report.
(F) Management	49 (IV F)	Yes	Requisite information would be disclosed in the Annual Report.
(G) Shareholders	49 (IV G)	Yes
(i) Disclosure shall be made at the time of preparation of annual report.
(ii) Quarterly results & presentation etc are being put up on company’s website
(iii) Shareholders/Investors Grievances Committee has already been constituted.
(iv) Shares transfer committee has been reconstituted.

V. CEO/CFO Certification	49 (V)	Yes	Compliance with regard to Certification of Internal controls and internal control systems by CEO/CFO would be made in the Annual Accounts.
VI. Report on Corporate Governance	49 (VI)	Yes	(i) Requisite information would be disclosed in the Annual Report. (ii) Quarterly compliance reports are being submitted to the Stock Exchanges regularly within 15 days from the end of each quarter.
VII. Compliance	49 (VII)	Yes	A certificate shall be obtained from practising CS/auditors regarding compliance of the provisions of the Corporate Governance and the same be included in the Annual Report.

(S.C. AHUJA)
COMPANY SECRETARY

Place: New Delhi
Date : 13th April 2006